FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 5, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, August 5, 2005

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

Dear Sirs:

This is to inform you that on the date hereof the Company’s Board of Directors unanimously approved the following items:

RESIGNATION FROM THE POSITION AS CHAIRMAN

José Eduardo de Barros Dutra submitted a letter of resignation from his position as Chairman since he ceased serving as Chairman of the indirect controlling shareholder Petróleo Brasileiro S.A.– PETROBRAS. He will continue serving as Regular Director. His resignation was unanimously approved and the Board of Directors thanked him for his performance as Chairman.

APPOINTMENT OF NEW CHAIRMAN

Due to the resignation from the position as Chairman submitted by Regular Director José Eduardo de Barros Dutra, the appointment of José Sergio Gabrielli de Azevedo as Chairman and the continuity in the position as Vice Chairman of Néstor Cuñat Cerveró were unanimously approved.

RESIGNATION OF DIRECTOR. APPOINTMENT OF ALTERNATE DIRECTOR.

Alberto Javier Saggese submitted a letter of resignation from his position as Regular Director, stating that he has no claims whatsoever against the Company, its directors and shareholders. Since such resignation was not fraudulent or submitted without due notice, the Meeting unanimously approved that, on account of the vacancy occurred, Alternate Director Vilson Reichemback da Silva will take over as Regular Director.

Sincerely yours.

MARCELO GARGANO

Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/05/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney